UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549


                        FORM 10 - SB


    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                      BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of
                            1934


                Digital Music Creations, Inc.
       (Name of Small Business Issuer in its charter)


                           Nevada
(State or other jurisdiction of incorporation or organization)

                         88-0406157
             (I.R.S. Employer Identification Number)



2209   Fawn Ridge Street, Las Vegas, Nevada         89134
(Address of principal executive offices)            (zip code)


Issuer's telephone number:  (702)341-9826


Securities to be registered under section 12(b) of the Act:


Title of Each Class       Name on each exchange on which
to be so registered       each class is to be registered

---------------------     ------------------------------
---------------------     ------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 885,100 issued and outstanding as of March 31, 1999.

[DESCRIPTION]TABLE OF CONTENTS
         TABLE OF CONTENTS
                                                             Page
Part I                                                        3
Item 1.  Description of Business                              3
Item 2.  Management's Discussion and Analysis or Plan of
         Operation                                            7
Item 3.  Description of Property                              8
Item 4.  Security Ownership of Management and Others and
         Certain Security Holders                             8
Item 5.  Directors, Executives, Officers and Significant
         Employees                                            9
Item 6.  Executive Compensation                              11
Item 7.  Certain Relationships and Related Transactions      11

Part II                                                      12
Item 1.  Legal Proceedings                                   12
Item 2.  Market for Common Equity and Related Stockholder
         Matters                                             12
Item 3.  Recent Sales of Unregistered Securities             13
Item 4.  Description of Securities                           13
Item 5.  Indemnification of Directors and Officers           14

Part F/S                                                     16
Item 1.  Financial Statements                                16
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure                 16

Part III                                                     17
Item 1.  Index to Exhibits                                   17
Item 2.  Description of Exhibits                             20


                           Part I

Item 1.        Description of Business

A.   Business Development and Summary

          Digital Music Creations, Inc. ("DMC" or the "Company"), a Nevada corporation incorporated on September 29, 1998, is a developmental stage company with a principal business objective to design, develop and market interactive files software for the control and use of sound on personal computers. The Company's products will be designed to add music, voice and other audio content to a variety of PC environments. Since 1986, the market for the Company's products has expanded from a small segment of the PCs used by computer hobbyists to virtually every computer shipped by all systems manufacturers. In addition, the growth of the Internet has accelerated the growth of this market and has created the facility through which sound, voice messages and music can be used to enhance communications sent world-wide.

     The Company plans to provide an environment for creating, editing and controlling all three audio formats specified for multimedia computers: MIDI, Wave audio and CD audio. In addition, the Company plans to sell actual MIDI or Wave audio files that can be downloaded by purchasers via the Internet or sent to purchasers on a CD in the mail.

B.   Business of Issuer

(1)  Principal Products and Services and Principal Markets

      The Company plans to provide an environment for creating, editing and controlling all three audio formats specified for multimedia computers: MIDI, Wave audio and CD audio. In addition, the Company plans to sell actual MIDI or Wave audio files that can be downloaded by purchasers via the Internet or sent to purchasers on a CD in the mail. The Company's products will promote the convergence of sound with other technologies onto the personal computer. The products allow users to enhance their computing experience and to communicate more effectively with and through computers. The Company believes sound will play an increasing role in all aspects of computer communications and the Company will continue to develop products that expand and leverage the use of computer telephony and the Internet.

(2)  Distribution Methods of the Products or Services

      The Company will attempt to become the standard for product offerings related to MIDI, Wave audio and MIDI files on CD over the World Wide Web or the Internet. The Company believes that its success depends in part upon the strength of its distribution channels and the ability of the Company to maintain close access to its customers. The Company intends to develop a wide range of marketing and distribution channels focused on reaching a broad range of customers in the most cost-effective manner. The Company plans to market its products and services through (i) a focused marketing approach and (ii) various advertising and media channels. The Company intends to continually seek innovative ways to expand the scope of its marketing channels and to enhance its ability to identify and retain customers.

     Focused Marketing

      To generate customer leads and sales revenues the Company intends to implement an aggressive marketing campaign. The campaign will educate targeted markets on the Company's various technologies and the benefits and reliability obtained through its use. The campaign will increase brand visibility and product awareness. To implement this campaign, the Company will need the following:

     Software for Distribution to Customers. The Company intends to provide its software to consumers to establish awareness of the Company's products and to build brand recognition. Management of the Company intends to showcase the ability and usability of its software to generate consumer interest and market penetration. The Company intends to focus the majority of its marketing on web sales to allow customers to download the software easily over the Internet.

      Client tracking database system. A database will allow the Company to track clients as they register for software purchases. By obtaining useful demographic information, the Company will be better able to personalize software interaction and the Company's web interface. The Company intends to purchase software which will provide the Company the ability to track the sales effort as well as monitor expansion phases into new industries.

     Advertising and Media Channels

      The software industry offers several major magazines aimed at the Company's prospective market. The Company intends to advertise in these publications to maximize any future efforts. An additional media channel the Company intends to implement is an Internet web site. The page design will be taken from the Company's marketing brochure, which explains the basic functions of the Company's software.

     The Company has entered into a web site consulting agreement with Janeva Corporation. Under this agreement, Janeva will market the Company's web site with the major search engines (e.g. Yahoo, Lycos, etc.) in order to increase traffic across the Company's web site. When finished, potential clients may access the Company's web site by searching under common names on these search engines. By focusing the majority of its product marketing on web sales, the Company will be able to sell its products to consumers who can simply download them directly over the Internet, thereby eliminating distribution concerns for those sales opportunities.

(3)  Status of Any Announced New Product or Service

     The Company has limited operating history. The Company was organized on September 29, 1998. Activities to date have been limited primarily to organization, initial capitalization, finding and securing an appropriate, experienced management team and board of directors, the development of a business plan and commencing with initial operational plans.

      As of March 31, 1999, the Company has developed a business plan, recruited and retained a CEO and established what steps need to be taken to achieve the results set forth in this Registration Statement. As a start-up and development stage company, the Company has no new products or services to announce.

(4)  Industry Background

      Early generations of personal computers had either very limited or, in many cases, no audio capability. The multimedia computer boom of the early 1990's brought the audio capabilities of high quality, low cost sound cards to the average home computer. The enhanced audio capabilities of today's personal computer make software applications informative, entertaining, interactive and easier to use, and it is clear that such audio capabilities will continue as a standard component of all PCs in the future. The Company believes that the following trends are important to the continued growth in the use of sound on personal computers and the expansion of its targeted markets.

     -     Integration  of  sound chips into PC  motherboards  as
       standard components;
     - Increases in the quality of wave audio with the migration of sound card and chip resolution from 8 bit to 16 bit;
     - Substantial improvement in the quality and richness of MIDI playback on sound cards with the introduction of wavetable synthesis;
     - Continued increases in microprocessor speeds and the introduction of the Windows 95 multi-tasking, multi-threaded operating system which expands the range of music and sound processing options available to software developers;
     - Integration of high speed (14.4 Kbits/sec and 28.8 Kbits/sec) modems into PCs;
     - Exponential growth of the Internet and Intranet with rapid improvement in the tools that make all forms of communication on the Internet/Intranet possible; and
     - Introduction of voice modems which allow the computer to be used as a telephone.

     Further, Original Equipment Manufacturer (OEM) customers are increasingly licensing system software products so that they can release products to market faster, increase product content and reduce or eliminate product development risks and costs. Price competition and time to market pressures are creating this trend by OEMs to outsource system software to third parties. The Company believes that it may benefit from this trend. In addition, the significant growth of home computer usage, coupled with the fact that there are approximately 62 million amateur musicians in the U.S., suggests that music, a non-traditional segment of the computer industry, is poised for expansion.

(5)  Raw Materials and Suppliers

     The Company is a software technology business, and thus does not use raw materials or have any significant suppliers.

(6)  Customers

     The Company will provide interactive files software for the control and use of sound on personal computers. The Company plans to reach these customers via direct mail, telemarketing, the Internet and the referral process. As of March 31, 1999, no sales revenues have been generated by the Company. In addition, the Company does not expect to generate any sales revenues in the foreseeable future. The Company does not anticipate that its revenues will be dependent, however, on any one or even a few major customers once its revenues begin.

(7)   Patents,  Trademarks,  Licenses,  Franchises,  Concessions,
Royalty Agreements, or Labor Contracts

     The Company plans to rely primarily on trade secret, trademark and copyright laws, treaties and contractual agreements to protect its proprietary rights. The Company also plans to endeavor to keep the results of its research and development program proprietary, as well as to protect its marketed software products against misappropriation and infringement by third parties, but the Company may not in all instances be able to prevent others from misappropriating or infringing upon the Company's proprietary information and software products, without compensation to the Company. The Company intends to maintain the integrity of its proposed tradename, trademarks, copyrights and other proprietary rights against infringement and unfair competition where circumstances warrant.

     Although the Company believes that its products do not infringe on any copyright or other proprietary rights of third parties, there are currently significant legal uncertainties relating to the application of copyright and patent law in the field of software. The Company has no assurance that third parties will not obtain, or do not have, patents covering features of the Company's products, in which event the Company or its customers might be required to obtain licenses to use such features. If a patent holder refuses to grant a license on reasonable terms or at all, the Company may be required to alter certain products or stop marketing them.

(8)  Regulation

      Although the Company plans on obtaining all federal and state permits, licenses and bonds to operate its facilities, there can be no assurance that the Company's operation and profitability will not be subject to more restrictive regulation or increased taxation by federal, state or local agencies.

(9)  Effect of Existing or Probable Government Regulations

     The Company believes that the regulations governing the software industry will not have a material effect on its current operations. However, various federal and state agencies may propose new legislation which may adversely affect the Company's business, financial condition and results of operations.

(10) Research and Development Activities

     The market for software technology has historically been characterized by frequent technological advances, evolving industry standards and escalating customer expectations. As a result, management believes that the Company's future growth and success will be largely dependent on its ability to develop or acquire products to meet the evolving needs of its prospective clients. The Company anticipates that the long-term success of its product offerings will require intense product development.
The Company expects to continually evaluate its products to determine what additional products or enhancements are required by the marketplace. The Company plans to develop and enhance its products internally to meet clients' needs, but if the Company can purchase or license proven products at reasonable costs it will do so in order to avoid the time and expense involved in developing such products.

     The Company has yet to incur any research and development costs from September 29, 1998 (date of inception) through March 31, 1999. However, the Company expects to incur approximately $5,000 in research and development expenses in its fiscal year ending December 31, 1999. The Company's management has agreed to advance these costs to the Company at no interest until such time as the Company begins to generate revenue or is able to raise additional funds.

(11) Impact of Environmental Laws

     The Company is not aware of any federal, state or local environmental laws which would effect its operations.

(12) Employees

     The Company presently has one (1) full-time employee and one
(1) part-time employee. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

Item  2.    Management's Discussion and Analysis or Plan  of
            Operation

A.   Management's Plan of Operation

(1) In its initial, approximately six (6) month, operating period ended March 31, 1999, the Company incurred a net loss of $6,404.00 for selling, general and administrative expenses related to start-up operations. It has yet to receive any revenues from operations. On October 2, 1998, one (1) founding shareholder purchased 700,000 shares of the Company's authorized treasury stock for cash. This original stock offering was made pursuant to Section 4(2) of the Securities Act of 1933, as amended. On October 2, 1998, the Company issued the Company's founder and CEO, Frank B. Treadway III, an option to purchase 1,000,000 shares of Common Stock of the Company at an option price of $0.001 per share. This option terminates on May 1, 2000, and has not yet been exercised. Additionally, in December of 1998, the Company completed an offering of one hundred eighty five thousand one hundred (185,100) shares of the Common Stock of the Company to approximately forty-seven (47) affiliated shareholders. This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has eight hundred eighty five thousand one hundred (885,100) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately forty eight (48) shareholders of record. Management fully anticipates that the proceeds from the sale of all of the Common Shares sold in the public offering delineated above will be sufficient to provide the Company's capital needs for the next approximately six (6) to twelve (12) months. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

     This is a developmental stage company. The Company's initial revenues will be primarily dependent upon the Company's ability to effectively and efficiently provide software technology to end-users. The Company designates as its priorities for the first six (6) to twelve (12) months of operations as developing and emphasizing its software products to establish its business in the software and technology market. The Company's primary interest is the design and development of interactive files software solutions to enable users to control and use audio content on a variety of PC environments. Realization of sales of the Company's products, services and/or technology during the fiscal year ending December 31, 1999, is vital to its plan of operations. There can be no assurance that the Company will be able to compete successfully or that the competitive pressures the Company may face will not have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, a superior competitive technology or product could force the Company out of business.

     As  of  March 31, 1999, the Company has yet to generate  any
revenues.   In addition, the Company does not expect to  generate
any revenues over the next approximately twelve (12) months.

(2)   No  engineering,  management or  similar  report  has  been
prepared  or  provided  for  external  use  by  the  Company   in
connection with the offer of its securities to the public.

(3)  Management   believes  that  the  Company's  future   growth
     and success will be largely dependent on its ability to develop or acquire products and technology to meet the evolving needs of its prospective

(4)  customers.    The  Company  believes  that   the   long-term
     success of its product offerings and technology will require substantial research and development.

     The Company has yet to incur any research and development costs from September 29, 1998 (date of inception) through March 31, 1999. However, the Company expects to incur approximately $5,000 in research and development expenses in its fiscal year ending December 31, 1999. The Company's management has agreed to advance these costs to the Company at no interest until such time as the Company begins to generate revenue or is able to raise additional funds.

(4) The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5)   Management does not anticipate any significant  changes  in the  number  of  employees over the next  approximately  six  (6)
months.

B.   Segment Data

     As of March 31, 1999, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.        Description of Property

A.   Description of Property

     The Company's corporate headquarters are located at 2209 Fawn Ridge Street, Las Vegas, Nevada 89134. The office space is provided by an officer and director of the Company at no cost to the Company. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the properties currently being utilized by the Company.

B.   Investment Policies

     Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.         Security  Ownership of  Management  and  Certain
Security Holders

A.        Security Ownership of Management and Certain Beneficial
Owners

     The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

[DESCRIPTION]SHAREHOLDER TABLE
         SHAREHOLDERS
                                                      Amount
Title  Name and Address                               of shares Percent
Of     of Beneficial                                  held by   of
Class  Owner of Shares           Position             Owner     Class
------ ---------------------     --------------       --------- -------
Common Frank B. Treadway III     President, CEO        700,000  79.09%
                                 Chairman, Secretary
                                 Treasurer

Common Bert K. Blevins III       Secretary               1,000   0.11%

Common All Executive Officers                          701,000  79.20%
       and Directors as a Group
       (1 Person)


B.          Persons Sharing Ownership of Control of Shares

     No person other than Frank B. Treadway owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.   Non-voting Securities and Principal Holders Thereof

     The Company has not issued any non-voting securities.

D.   Options, Warrants and Rights

     There is currently one option outstanding to purchase securities of the Company. Frank B. Treadway, the President and Chief Executive Officer of the Company was issued an option to purchase 1,000,000 shares of Common Stock of the Company at an option price of $0.001 per share. This option terminates on May 1, 2000, and has not yet been exercised.

E.   Parents of the Issuer

     Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item  5.         Directors,  Executive Officers  and  Significant
                 Employees

A.   Directors, Executive Officers and Significant Employees

     The names, ages and positions of the Company's directors and executive officers are as follows:

[DESCRIPTION]NAMES AND AGES OF OFFICERS
         NAMES AND AGES OF OFFICERS
Name                         Age  Position

Frank B. Treadway III        39   President, Treasurer, CEO
                                  and Sole Director

Bert K. Blevins III          27   Secretary



B.   Work Experience

      Frank B. Treadway III, President, Treasurer, CEO and Sole Director - Mr. Treadway is the former CEO of an $8-million per year sports company, WWTS Worldwide Sports (1994-1997). He has been a purchasing agent for the 40th largest construction company in the United States, a position he occupied for 10 years. Since 1997, Mr. Treadway has been an Internet business entrepreneur and stock market investor.

      Bert  K.  Blevins  III,  Secretary  -  Mr.  Blevins  brings
marketing  expertise  and  leadership  to  Digital  Music.    The
internal  and  external marketing components of  Digital  Music's
marketing program were created and developed by Mr. Blevins.   He
is also currently the President of Janeva Corporation and has been working exclusively in developing marketing applications for the online community for the past twenty-four (24) months. Prior to founding Janeva Corporation, Mr. Blevins was the marketing coordinator for Harte-Hanks Direct Marketing in Cincinnati, Ohio. He started as an account executive handling the day to day
coordination  and  management  of  national  accounts  such   as:
Matchmaker  International,  Waccamaw  Pottery,  Wolohan   Lumber,
Scotty's Lumber and Cellular One. Mr. Blevins created electronic marketing applications and multimedia presentations internally for sales, training, corporate meetings, as well as externally for companies such as the GAP and its subsidiary, Banana
Republic.     Mr.    Blevins   created   corporate,    multimedia
presentations for the CEO, CIO and COO for the $600-million Harte-
Hanks.   Also at Harte-Hanks, Mr. Blevins developed the  internal
marketing   database   for  the  more  than  200   employee-sales
organization.  This was the first full-scale, database  marketing
training   program   and   all  of   the   collateral   for   the
implementation.   Mr. Blevins has executed over  20  business-to-
business direct mail campaigns with Harte-Hanks.

       Mr.   Blevins   received  his  management  training   from
Organizational  Dynamics  International,  a  leading   management
training corporation based in Burlington, MA, as a Quality Action
Team   Facilitator  and  with  Quality  Management  Skills.    In
addition, he received consultative sales training from the Consulting Group in Westport, Connecticut. Before working with Harte-Hanks, Mr. Blevins attended Western Kentucky University
(WKU)  as  an  Honor  Student  and  studied  advertising  in  the
country's   leading  School  of  Journalism.   His  minors   were
marketing and mass communication with an emphasis in law.   While
attending  WKU, Mr. Blevins was President and Vice  President  of
Delta   Tau   Delta  Fraternity;  Vice  President   of    Student
Government; Treasurer for the exclusive SpiritMasters (School Ambassadors and Recruiters); and Public Relations for WKU's Inter-fraternity Council.

C.   Family Relationships

     None - Not applicable.

D.         Involvement  on  Certain  Material  Legal  Proceedings
During the Last Five Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2)        No director, officer or significant employee has  been
permanently   or  temporarily  enjoined,  barred,  suspended   or
otherwise limited from involvement in any type of business, securities or banking activities.

(3)   No  director,  officer  or significant  employee  has  been
convicted   of  violating  a  federal  or  state  securities   or
commodities law.

Item 6.        Executive Compensation

Remuneration of Directors and Executive Officers

      The  Company does not currently have employment  agreements with its executive officers but expects to sign employment agreements with each in the next approximately six (6) months. All executive officers of the Company prior to March 31, 1999, did not draw a formal salary from the Company. Over the next twelve (12) months, however, each executive officer is expected to draw the following annual compensation. The Company does not currently have an employee stock option plan. However, Frank B. Treadway currently holds an option to purchase 1,000,000 shares of Common Stock of the Company at an option price of $0.001 per share. This option terminates on May 1, 2000, and has not yet been exercised.

[DESCRIPTION]COMPENSATION OF DIRECTORS
         COMPENSATION OF DIRECTORS

(1)  Name of Individual     Capacities in Which        Annual
     or Identity of Group   Remuneration was Recorded  Compensation

     Frank B. Treadway III  President, Chairman of     $20,000
                            the Board

     Bert K. Blevins III    Secretary                  $20,000


(2)  Compensation of Directors

     There were no arrangements pursuant to which any director of the Company was compensated for the period from September 29, 1998 to March 31, 1999, for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only director is its current executive officer who is already drawing a salary for the management of the Company.

Item 7.        Certain Relationships and Related Transactions

     The Company has entered into a web site consulting agreement with Janeva Corporation. Under this agreement, Janeva will market the Company's web site with the major search engines (e.g. Yahoo, Lycos, etc.) in order to increase traffic across the Company's web site.

                           Part II

Item 1.        Legal Proceedings

     The   Company  is  not  currently  involved  in  any   legal
proceedings  nor  does  it  have  knowledge  of  any   threatened
litigation.

Item  2.         Market for Common Equity and Related Stockholder
                 Matters

A.   Market Information

(1)   The common stock of the Company is currently not traded  on the OTC Bulletin Board or any other formal or national securities
exchange.   Being a start-up company, there is no fiscal  history
to disclose.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii) There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.   Holders

     As  of  March  31,  1999, the Company had  approximately  48 stockholders of record.

C.   Dividend Policy

     The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.   Reports to Shareholders

      The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.   Transfer Agent and Registrar

      The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company,
5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 3.        Recent Sale of Unregistered Securities

     In December of 1998, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold one hundred eighty-five thousand one hundred (185,100) shares of the Common Stock of the Company to forty-seven (47) shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about December 15, 1998. As of March 31, 1999, the Company has 885,100 shares of common stock issued and outstanding held by 48 shareholders of record.

Item 4.        Description of Securities

A.   Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking   Fund  Provisions  -  no  sinking  fund  provisions
     exist.

viii.     Further Liability For Calls - no shares of common stock
are  subject  to further call or assessment by the  issuer.   The
Company has not issued stock options as of the date of this Registration Statement.

(2)   Potential Liabilities of Common Stockholders to  State  and
Local Authorities

     No  material  potential liabilities are  anticipated  to  be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than five percent (5%) of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.   Debt Securities

     The Company is not registering any debt securities, nor are any outstanding.

C.   Other Securities To Be Registered

     The Company is not registering any security other than its common stock.

Item 5.        Indemnification of Directors and Officers

     The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the
Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

     The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

     The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

      The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                          Part F/S

Item 1.        Financial Statements

The following documents are filed as part of this report:

a) Digital Music Creations, Inc.
                                            Page

         Report of James E. Slayton, CPA    F-1

         Balance Sheet as of March 31, 1999 F-2

         Statement of Operations for the
         period from September  29, 1998
         through March 31, 1999             F-4

         Statement of Stockholder's Equity
         for the period from September 29,
         1998 through March 31, 1999        F-5

         Statement of Cash Flows for the
         period from September  29, 1998
         through March 31, 1999             F-6

         Notes to Financial Statements      F-7

b) Interim Financial Statements are not provided at this time as they are not applicable at this time

c) Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time

d) Pro-forma Financial Information is not provided at this time as it is not applicable at this time

Item  2.        Changes In and Disagreements With Accountants  on
Accounting and Financial Disclosure

          None -- Not Applicable.

                  Digital Music Creations, Inc.
                  (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS
                        December 31, 1998
                               and
                         March 31, 1999

                        TABLE OF CONTENTS



                                                             PAGE
INDEPENDENT AUDITORS' REPORT....................              1

BALANCE SHEET..............................                   2

STATEMENT OF OPERATIONS...........................            3

STATEMENT OF STOCKHOLDERS' EQUITY...................          4

STATEMENT OF CASH FLOWS...........................            5

NOTES TO FINANCIAL STATEMENTS....................             6

James E. Slayton, CPA

3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333


                  INDEPENDENT AUDITORS' REPORT

Board of Directors                                June 18, 1999
Digital Music Creations, Inc. (the Company)
Las Vegas, Nevada 89102

     I have audited the Balance Sheet of Digital Music Creations, Inc. (A Development Stage Company), as of December 31, 1998 and March 31, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period September 29, 1998 (Date of Inception) to December 31, 1998 and the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Music Creations, Inc., (A Development Stage Company), as of December 31, 1998 and March 31, 1999, and the results of its operations and cash flows for the period September 29, 1998 (Date of Inception) to December 31, 1998 and the period ended March 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/S/James E. Slayton, CPA
Ohio License ID# 04-1-15582

                       Digital Music Creations, Inc.
                       (A Development Stage Company)

                               BALANCE SHEET
                                   AS AT
                   December 31, 1998 and March 31, 1999
                                                         March 31  December
                                                           1999     31 1998

     ASSETS

CURRENT ASSETS
Cash                                                        507.00  6,893.00
Other Current Assets                                          0.00      0.00
                                                          --------  --------

Total Current Assets                                        507.00  6,893.00

OTHER ASSETS
Organization Costs net of Amortization                      324.00    342.00

TOTAL ASSETS                                                831.00  7,235.00
                                                          ========  ========



     LIABILITIES & EQUITY

CURRENT LIABILITIES
  Accounts Payable                                            0.00      0.00
                                                          --------  --------

 Total Current Liabilities                                    0.00      0.00

OTHER LIABILITIES
Due to Shareholder                                          360.00    360.00
                                                          --------  --------

Total Other Liabilities                                     360.00    360.00

                                                          --------  --------

Total Liabilities                                           360.00    360.00

     EQUITY
Capital Stock                                               885.00    885.00
Additional Paid in Capital                                13,870.0  13,870.0
                                                                 0         0
Donated Capital                                               0.00      0.00
Retained Earnings or (Deficit accumulated during        (14,284.00)(7,880.00)
development stage)
                                                          --------  --------
Total Stockholders' Equity                                  471.00  6,875.00

     TOTAL LIABILITIES & OWNER'S EQUITY                     831.00  7,235.00
                                                          ========  ========













              See accompanying notes to financial statements
                                    -2-

                       Digital Music Creations, Inc.
                       (A Development Stage Company)

                          STATEMENT OF OPERATIONS
                                FOR PERIOD
September 29, 1998 (Date of Inception) to December 31, 1998 and the Period
                           ended March 31, 1999



                                                        March 31   December
                                                          1999     31 1998
     REVENUE
Services                                                     0.00       0.00

     COSTS AND EXPENSES
Selling, General and Administrative                      6,386.00   7,862.00
Amortization of Organization Costs                          18.00      18.00
Amortization of Web Site Development Costs                   0.00       0.00
                                                        ---------  ---------


                 Total Costs and Expenses                6,404.00   7,880.00
                                                        ---------  ---------

                                                        (6,404.00) (7,880.00)
Net Ordinary Income or (Loss)
                                                        =========  =========


Weighted average
number of common
shares outstanding                                        792,550    792,550

     Net Loss
     Per Share                                             -0.008      -0.01
































              See accompanying notes to financial statements
                                    -3-

                       Digital Music Creations, Inc.
                       (A Development Stage Company)

               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                FOR PERIOD
September 29, 1998 (Date of Inception) to December 31, 1998 and the Period
                           ended March 31, 1999



                                                      Deficit
                                                      Accumulated
                                           Additional During      Total
                       Common Stock        paid-in    Development Stockholder
                    Shares      Amount     Capital      Stage     Equity
                    ---------  ---------   ---------  ---------   ---------



October  2, 1998
Issued for cash        700,000     700.00   4,800.00               5,500.00

December 7, 1998
Received stock         185,100     185.10   9,069.90               9,255.00
subscriptions


Net loss
September 29, 1998
(Inception) to
December 31, 1998                                      (7,088.00)  (7,880.00)
                      ---------  ---------  ---------   ---------  ---------


Balances as at
December 31, 1998      885,100     885.10  13,869.90   (7,088.00)   6,875.00


Net loss
January 1, 1999
to March 31, 1999                                      (6,404.00)  (6,404.00)
                      ---------  ---------  ---------   ---------  ---------

Balances as at
March 31, 1999         885,100     885.10  13,869.90   (14,284.00)   (471.00)
                      =========  ========= =========    =========  =========



















              See accompanying notes to financial statements

                       Digital Music Creations, Inc.
                       (A Development Stage Company)

                          STATEMENT OF CASH FLOWS
                                FOR PERIOD
September 29, 1998 (Date of Inception) to December 31, 1998 and the Period
                           ended March 31, 1999



                                                        March 31   December
                                                          1999     31 1998
CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from customers                              0.00       0.00
                                                        ---------  ---------
                   Net Cash provided by Operating            0.00       0.00
                   Activities

Cash paid to suppliers and employees                     6,386.00   7,862.00

                   Cash disbursed for Operating          6,386.00   7,862.00
                   Activities
                                                        ---------  ---------
                   Net Cash flow provided by Operating (6,386.00) (7,862.00) Activities

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of plant assets                                   0.00       0.00
                                                        ---------  ---------
                   Net Cash used by investing                0.00       0.00
                   activities

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                                    0.00  14,755.00
Advances from Shareholders                                   0.00       0.00
                                                        ---------  ---------
                   Net cash provided by financing            0.00  14,755.00
                   activities

                   Net increase (decrease) in cash      (6,386.00)  6,893.00

                   Balance as at end of period             507.00   6,893.00



























              See accompanying notes to financial statements
                                    -5-

                       Digital Music Creations, Inc.
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS
                              March 31, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized September 29, 1998 under the laws of the State of Nevada, as Digital Music Creations, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

     On October 2, 1998, the company issued 700,000 Shares of its $0.001 par value common stock for cash of $5,500.00.

     On December 7, 1998, the company issued 185,100 Shares of its $.001 par value common stock for $9,255.00 pursuant to Regulation D, Rule 504.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1.   The Company uses the accrual method of accounting.

     2. The cost of organization, $360.00, is being amortized over a period of 60 months (October 1998 through September 2003).

     3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of any revenues. Without the realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a private offering of its securities once it gets listed on the NQB's "Pink Sheets" or the OTC-BB.

                       Digital Music Creations, Inc.
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS
                              March 31, 1999

NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     The Company issued the Company's founder and CEO, Frank B. Treadway III, an option to purchase 1,000,000 Shares of common stock of the Company at an option price of $0.001 per share. This option terminates on May 1, 2000, and the option has not been exercised.

Part III

         INDEX TO EXHIBITS
Exhibit
Number   Name and/or Identification of Exhibit

1.       Underwriting Agreement

         Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

         Not applicable

3.       Articles of Incorporation & By-Laws

          (a)Articles of Incorporation of the Company filed September 29, 1998

          (b)By-Laws of the Company adopted October 2, 1998

4.       Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

5.       Opinion on Legality

         Not applicable

6.       No Exhibit Required

         Not applicable

7.       Opinion on Liquidation Preference

         Not applicable

8.       Opinion on Tax Matters

         Not applicable

9.       Voting Trust Agreement and Amendments

         Not applicable

10.      Material Contracts

         Web Site Services and Marketing Agreement with Janeva Corporation

11.      Statement Re Computation of Per Share Earnings

         Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.      No Exhibit Required

         Not applicable

13.      Annual or Quarterly Reports - Form 10-Q

         Not applicable

14.      Material Foreign Patents

         None.  Not applicable

15.      Letter on Unaudited Interim Financial Information

         Not applicable

16.      Letter on Change in Certifying Accountant

         Not applicable

17.      Letter on Director Resignation

         Not applicable

18.      Letter on Change in Accounting Principles

         Not applicable

19.      Reports Furnished to Security Holders

         Not applicable

20.      Other Documents or Statements to Security Holders

         None - Not applicable

21.      Subsidiaries of Small Business Issuer

         None - Not applicable

22.      Published Report Regarding Matters Submitted to Vote of
         Security Holders

         Not applicable

23.      Consent of Experts and Counsel

         Consents of independent public accountants

24.      Power of Attorney

         Not applicable

25.      Statement of Eligibility of Trustee

         Not applicable

26.      Invitations for Competitive Bids

         Not applicable

27.      Financial Data Schedule

         Financial Data Schedule of Digital Music Creations ending
         March 31, 1999

28.      Information from Reports Furnished to State Insurance
         Regulatory Authorities

         Not applicable

29.      Additional Exhibits

         Option agreement between Frank Treadway III and
         Digital Music Creations



         DESCRIPTION OF EXHIBITS
Exhibit
Number   Name and/or Identification of Exhibit

1.       Underwriting Agreement

         Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

         Not applicable

3.       Articles of Incorporation & By-Laws

          (a)Articles of Incorporation of the Company filed September 29, 1998

          (b)By-Laws of the Company adopted October 2, 1998

4.       Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

5.       Opinion on Legality

         Not applicable

6.       No Exhibit Required

         Not applicable

7.       Opinion on Liquidation Preference

         Not applicable

8.       Opinion on Tax Matters

         Not applicable

9.       Voting Trust Agreement and Amendments

         Not applicable

10.      Material Contracts

         Web Site Services and Marketing Agreement with Janeva Corporation

11.      Statement Re Computation of Per Share Earnings

         Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.      No Exhibit Required

         Not applicable

13.      Annual or Quarterly Reports - Form 10-Q

         Not applicable

14.      Material Foreign Patents

         None.  Not applicable

15.      Letter on Unaudited Interim Financial Information

         Not applicable

16.      Letter on Change in Certifying Accountant

         Not applicable

17.      Letter on Director Resignation

         Not applicable

18.      Letter on Change in Accounting Principles

         Not applicable

19.      Reports Furnished to Security Holders

         Not applicable

20.      Other Documents or Statements to Security Holders

         None - Not applicable

21.      Subsidiaries of Small Business Issuer

         None - Not applicable

22.      Published Report Regarding Matters Submitted to Vote of
         Security Holders

         Not applicable

23.      Consent of Experts and Counsel

         Consents of independent public accountants

24.      Power of Attorney

         Not applicable

25.      Statement of Eligibility of Trustee

         Not applicable

26.      Invitations for Competitive Bids

         Not applicable

27.      Financial Data Schedule

         Financial Data Schedule of Digital Music Creations ending
         March 31, 1999

28.      Information from Reports Furnished to State Insurance
         Regulatory Authorities

         Not applicable

29.      Additional Exhibits

         Option agreement between Frank Treadway III and
         Digital Music Creations


                         SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized.

                Digital Music Creations, Inc.

                        (Registrant)

Date:     June 21, 1999


By:  /s/ Frank B. Treadway III

     Frank B. Treadway III, Chairman of the Board, President  and
     Chief Executive Officer

By:  /s/ Bert K. Blevins

     Bert K. Blevins III, Secretary